                                 Exhibit 99.1



                         DECATUR FIRST BANK GROUP, INC.
                              1120 Commerce Drive
                            Decatur, Georgia  30030
                                 (404) 373-1000



                                 April 6, 1998



To the Shareholders of Decatur First Bank Group, Inc.:


     You are cordially invited to attend the annual meeting of shareholders of Decatur First Bank Group, Inc. (the "Company") to be held in the Conference Center at the Holiday Inn, 130 Clairemont Avenue, Decatur, Georgia 30030, on Monday, May 11, 1998 at 8:30 a.m. The official Notice of the Meeting and the Proxy Statement of management of the Company accompany this letter.

     The principal business of the meeting will be (i) to elect thirteen (13) persons to serve as directors for staggered terms of one, two and three years,
(ii) to approve the Company's 1998 Stock Incentive Plan, and (iii) to review the operations of the Company and its wholly-owned subsidiary, Decatur First Bank.

     No action can be taken at the meeting unless the holders of a majority of the outstanding shares of Common Stock of the Company are represented, either in person or by proxy. Therefore, whether or not you plan to attend the meeting, please mark, date, and sign the enclosed form of proxy, and return it to the Company in the envelope provided as soon as possible.

                         Sincerely,



                         Judy B. Turner
                         President and Chief Executive Officer

                         DECATUR FIRST BANK GROUP, INC.
                              1120 Commerce Drive
                             Decatur, Georgia 30030
                                 (404) 373-1000



                  NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 11, 1998



To the Shareholders of Decatur First Bank Group, Inc.:

     Notice is hereby given that the Annual Meeting of Shareholders of Decatur First Bank Group, Inc. (the "Company") will be held on Monday, May 11, 1998, at 8:30 a.m. in the Conference Center of the Holiday Inn, 130 Clairemont Avenue, Decatur, Georgia 30030 for the following purposes:


     (1) To elect thirteen (13) persons to serve as directors for staggered terms of one, two and three years;

     (2) To approve the Decatur First Bank Group, Inc. 1998 Stock Incentive Plan; and

     (3) To transact such other business as may properly come before the meeting or any adjournments thereof.

     The Board of Directors has fixed the close of business on April 3, 1998, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.

     All shareholders are requested to mark, date, sign, and return the enclosed form of proxy as soon as possible. If you attend the meeting and wish to revoke a proxy that you had previously returned, you may do so at any time before the proxy is exercised.


                              By Order of the Board of Directors,



                              Judy B. Turner
                              President and Chief Executive Officer


April 6, 1998

                         DECATUR FIRST BANK GROUP, INC.
                              1120 Commerce Drive
                             Decatur, Georgia 30030
                                 (404) 373-1000


           ----------------------------------------------------------

                    PROXY STATEMENT FOR 1998 ANNUAL MEETING

           ----------------------------------------------------------

                                  INTRODUCTION
                                  ------------

     This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Decatur First Bank Group, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on Monday, May 11, 1998, and at any adjournments thereof. In addition to this solicitation by mail, the officers and employees of the Company and its wholly-owned subsidiary, Decatur First Bank (the "Bank"), without additional compensation, may solicit proxies in favor of the Proposals (discussed below), if deemed necessary, by personal contact, letter, telephone or other means of communication. Brokers, nominees and other custodians and fiduciaries will be requested to forward proxy solicitation material to the beneficial owners of the shares of the Company's common stock, where appropriate, and the Company will reimburse them for their reasonable expenses incurred in connection with such transmittals. The Company will bear the cost of solicitation of proxies for the Annual Meeting.

     This Proxy Statement and the form of proxy are first being mailed to shareholders on or about April 6, 1998. If the enclosed form of proxy is properly executed, returned, and not revoked, it will be voted in accordance with the specifications made by the shareholder. If the form of proxy is signed and returned but specifications are not made, the proxy will be voted FOR the election of the nominees to the Board of Directors and FOR the approval of the Company's 1998 Stock Incentive Plan.

     Shareholders who sign proxies have the right to revoke them at any time before they are voted by delivering to Judy B. Turner, President and Chief Executive Officer of the Company, at the main office of the Company, either an instrument revoking the proxy or a duly executed proxy bearing a later date or by attending the meeting and voting in person.

                PROPOSALS TO BE CONSIDERED AT THE ANNUAL MEETING

     Shareholders will be asked to consider two (2) proposals at the Annual Meeting.

     Proposal 1.    To elect thirteen (13) persons to serve as directors for
                    staggered terms of one, two and three years (see page 2 for a discussion of this proposal).

     Proposal 2.    To approve the Decatur First Bank Group, Inc. 1998 Stock
                    Incentive Plan (see page 4 for a discussion of this proposal).

                    THE BOARD OF DIRECTORS RECOMMENDS A VOTE
                     FOR APPROVAL OF EACH OF THE PROPOSALS.

                          VOTING AT THE ANNUAL MEETING

     The close of business on April 3, 1998 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. As of the close of business on the record date, the authorized common stock, $5.00 par value (the "Common Stock"), of the Company consisted of 10,000,000 shares, with 941,544 shares issued and outstanding. Each issued and outstanding share is entitled to one vote.

     Directors are elected by a plurality of the shares present in person or by proxy and entitled to vote. Only those votes actually cast will be counted for the purpose of determining whether a particular nominee received sufficient votes to be elected. Accordingly, any abstentions and broker non-votes, which occur when a broker submits a proxy card without exercising discretionary voting authority on a non-routine matter, will not be included in vote totals and will not be considered in determining the outcome of the vote.

    Approval of the Decatur First Bank Group, Inc. 1998 Stock Incentive Plan and all other matters that may properly come before the Annual Meeting require the affirmative vote of a majority of shares of Common Stock present in person or by proxy and entitled to vote on such matter. Abstentions will be counted in determining the minimum number of votes required for approval and will, therefore, have the effect of negative votes. Broker non-votes will not be counted as votes for or against approval of any other matter properly brought before the Annual Meeting.


                       PROPOSAL 1 - ELECTION OF DIRECTORS

                                    NOMINEES
                                    --------

    The Company's Articles of Incorporation provide that the Board of Directors of the Company will be divided into three (3) classes and the directors in each class will serve for staggered terms of three (3) years each. Since the Annual Meeting to be held on May 11, 1998 is the first meeting of the shareholders of the Company, the shareholders will be asked to elect the director nominees to the classes set forth below for terms of one, two and three years, respectively. Thereafter, each class will serve a term of three (3) years.

    The Board recommends that the shareholders elect the nominees identified below as directors for the terms indicated until their successors are duly elected and qualified. The following table sets forth for each nominee: (a) his or her name, (b) his or her age at December 31, 1997, (c) how long he or she has been a director of the Company, (d) his or her position(s) with the Company, and
(e) his or her principal occupation and recent business experience.

                               DIRECTOR NOMINEES



                                    CLASS I
                    (To Serve A One-Year Term Expiring 1999)



                                               POSITION WITH THE COMPANY
            NAME (AGE)         DIRECTOR SINCE   AND BUSINESS EXPERIENCE
            ----------         --------------  -------------------------

John L. Adams, Jr. (43)             1996       Real Estate Broker; President and
                                               Managing Broker, Clairmont Place
                                                          Realty, Inc.

Mary Bobbie Bailey (69)             1996        Business Owner; Our-Way, Inc.,
                                                     Bailey Design Company

Lynn Pasqualetti (42)               1996          Accountant; President and
                                                 Co-Owner; HLM Services, Inc.

Kirby A. Thompson (43)              1997                Business Owner;
                                                        KAT Consulting



                                    CLASS II
                    (To Serve A Two-Year Term Expiring 2000)

                                              POSITION WITH THE COMPANY
            NAME (AGE)      DIRECTOR SINCE     AND BUSINESS EXPERIENCE
            ----------      --------------    -------------------------

Merriell Autrey, Jr. (72)        1996                   Retired Banker

John Walter Drake (54)           1997           Attorney; McCurdy & Candler LLC

William F. Floyd (51)            1996        Construction; Secretary-Treasurer;
                                            Southern Champion Construction. Inc.

Robert E. Lanier (58)            1996        Real Estate Development; President,
                                                     REL Properties, Inc.

Roger K. Quillen (44)            1996             Attorney; Fisher & Phillips

                                   CLASS III
                   (To Serve A Three-Year Term Expiring 2001)

                                                 POSITION WITH THE COMPANY
            NAME (AGE)      DIRECTOR SINCE        AND BUSINESS EXPERIENCE
            ----------      --------------       -------------------------

James A. Baskett  (50)          1996              Business Owner; Profile
                                                      Impressions, Inc.
Carol G. Nickola  (46)          1996                   Self Employed;
                                                    Health Care Consultant
James T. Smith    (57)          1998                Building Contractor;
                                                 Rutland Contracting Company
Judy B. Turner/1/ (51)          1996                President and Chief
                                                Executive Officer of the Company

__________________

 (1) Prior to becoming President and Chief Executive Officer of the Company, Ms. Turner served as Regional Sales Manager of Bank South.

      The Board of Directors Recommends a Vote For Approval of Proposal 1.
                                               ---



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                 ----------------------------------------------

     The Company and the Bank have banking and other business transactions in the ordinary course of business with directors and officers of the Company and the Bank and their affiliates, including members of their families, corporations, partnerships or other organizations in which such directors and officers have a controlling interest, on substantially the same terms (including price, interest rate and collateral) as those prevailing at the same time for comparable transactions with unrelated parties. In the opinion of management, such transactions do not involve more than the normal risk of collectibility or present other unfavorable features to the Company or the Bank.



            PROPOSAL 2 -- APPROVAL OF DECATUR FIRST BANK GROUP, INC.
                            1998 STOCK INCENTIVE PLAN

                                  Introduction

   On January 20, 1998, the Board of Directors approved the Decatur First Bank Group, Inc. 1998 Stock Incentive Plan (the "Stock Plan"), the full text of which is set forth in Appendix A to this Proxy Statement.
                ----------

   The Stock Plan provides the Company with increased flexibility to grant equity-based compensation to key employees, officers, directors and consultants of the Company and its affiliates for the purpose of giving them a proprietary interest in the Company and providing the Company with a mechanism to attract and retain key personnel. The Board of Directors has reserved 143,000 shares of Common Stock, for issuance pursuant to awards that may be made under the Stock Plan, subject to adjustment as provided in the Stock Plan.

   Applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") restrict the Company's ability in the absence of stockholder approval to grant incentive stock options under Code Section 421 and to claim deductions which may otherwise be associated with the grant of nonqualified options and stock appreciation rights under Code Section 162(m).

   The following description of the Stock Plan is qualified in its entirety by reference to the applicable provisions of the plan document.

                            Terms of the Stock Plan

Administration

   Awards under the Stock Plan will be determined by the Stock Option Awards Committee of the Board of Directors (the "Committee"), the members of which are selected by the Board of Directors. The Board of Directors will consider the advisability of complying with the disinterested standards contained in both
Section 162(m) of the Code and Rule 16(b)(3) (promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) when appointing members to the Committee. The Committee will have at least two members. At the present time, the members of the Stock Option Awards Committee are Bobbie Bailey, Roger Quillen and John Walter Drake.

Awards

   The Stock Plan permits the Committee to make awards of shares of Common Stock, awards of derivative securities related to the value of the Common Stock and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. The Stock Plan permits the Committee to make awards of a variety of equity-based incentives, including (but not limited to) stock awards, options to purchase shares of Common Stock and to sell shares of Common Stock back to the Company, stock appreciation rights, so-called "cashout" or "limited stock appreciation rights" (which the Committee may make exercisable in the event of a certain changes in control of the Company or other events), phantom shares, performance incentive rights, dividend equivalent rights and similar rights (collectively, "Stock Incentives").

   The number of shares of Common Stock as to which a Stock Incentive is granted and to whom any Stock Incentive is granted will be determined by the Committee, subject to the provisions of the Stock Plan. Stock Incentives issuable may be made exercisable or settled at such prices and may be made forfeitable or terminable under such terms as are established by the Committee, to the extent not otherwise inconsistent with the terms of the Stock Plan. No participant who is a "covered employee", within the meaning of Section 162(m) of the Code, however, may be granted during any single fiscal year of the Company rights to shares of Common Stock under options and stock appreciation rights which, in the aggregate, exceed 48,000 shares of Common Stock.

   Stock Incentives generally are not transferable or assignable during a holder's lifetime.

Options

   The Stock Plan provides for incentive stock options and non-qualified stock options. The Committee will determine whether an option is an incentive stock option or a non-qualified stock option at the time the option is granted, and the option will be evidenced by a Stock Incentive Agreement. Options may be made exercisable pursuant to such terms as are established by the Committee, to the extent not otherwise inconsistent with the terms of the Stock Plan.

   The exercise price of an option shall be set forth in the applicable Stock Incentive Agreement. The exercise price of an incentive stock option may not be less than the fair market value of the Common Stock on the date of the grant (or less than 110% of the fair market value if the participant owns more than 10% of the Company's outstanding Common Stock). At the time the incentive stock option is exercised, the Company will be entitled to place a legend on the certificates representing the shares of Common Stock purchased pursuant to the option to identify them as shares of Common Stock purchased upon the exercise of an incentive stock option. Non-qualified stock options may be made exercisable at a price equal to, less than or more than the fair market value of the Common Stock on the date that the option is awarded, based upon an average fair market value of the Common Stock at the time the option is awarded, or based upon any other reasonable measure of fair market value. The Committee may permit an option exercise price to be paid in cash or by the delivery of previously-owned shares of Common Stock, or to be satisfied through a cashless exercise executed through a broker or by having a number of shares of Common Stock otherwise issuable at the time of exercise withheld.

   The term of an option shall be specified in the applicable Stock Incentive Agreement. The term of an incentive stock option may not exceed ten years from the date of grant; however, any incentive stock option granted to a participant who owns more than 10% of the Common Stock will not be exercisable after the expiration of five (5) years after the date the option is granted. Subject to any further limitations in a Stock Incentive Agreement, in the event of a participant's termination of employment, the term of an incentive stock option shall expire, terminate and become unexercisable no later than three months after the date of such termination of employment; provided, however, that if such termination of employment is due to death or disability, one year will be substituted for the three-month period.

Stock Appreciation Rights

   Stock appreciation rights may be granted separately or in connection with another Stock Incentive, and the Committee may provide that they are exercisable at the discretion of the holder or that they will be paid at a time or times certain or upon the occurrence or non-occurrence of certain events. Stock appreciation rights may be settled in shares of Common Stock or in cash, according to terms established by the Committee with respect to any particular award.

Stock Awards

   The Committee may grant shares of Common Stock to a participant, subject to such restrictions and conditions, if any, as the Committee shall determine.

Other Stock Incentives

   Dividend equivalent rights, performance units and phantom shares may be granted in such numbers or units and may be subject to such conditions or restrictions as the Committee will determine and will be payable in cash or shares of Common Stock, as the Committee may determine.

Certain Cash Awards

   The Committee may make cash awards designed to cover tax obligations of employees that result from the receipt or exercise of a Stock Incentive.

   The terms of particular Stock Incentives may provide that they terminate, among other reasons, upon the holder's termination of employment or other status with respect to the Company or any affiliate of the Company, upon a specified date, upon the holder's death or disability, or upon the occurrence of a change in control of the Company. Stock Incentives may include exercise, conversion or settlement rights to a holder's estate or personal representative in the event of the holder's death or disability. At the Committee's discretion, Stock Incentives that are subject to termination may be cancelled, accelerated, paid or continued, subject to the terms of the applicable Stock Incentive Agreement and to the provisions of the Stock Plan.

Certain Reorganizations

   The number of shares of Common Stock reserved for issuance in connection with the grant or settlement of Stock Incentives or to which a Stock Incentive is subject, as the case may be, and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company effected without the receipt of consideration.

   In the event of certain corporate reorganizations, Stock Incentives may be substituted, cancelled, accelerated, cashed-out or otherwise adjusted by the Committee, provided such adjustment is not inconsistent with the terms of the Stock Plan or any agreement reflecting the terms of a Stock Incentive.

Amendments or Termination

   Although the Stock Plan may be amended by the Board of Directors without stockholder approval, the Board of Directors also may condition any such amendment upon stockholder approval if stockholder approval is deemed necessary or appropriate in consideration of tax, securities or other laws. No such action by the Board of Directors may adversely affect the rights of a holder of a Stock Incentive without the holder's consent.

                        Federal Income Tax Consequences

   The following discussion outlines generally the federal income tax consequences of participation in the Stock Plan. Individual circumstances may vary and each participant should rely on his or her own tax counsel for advice regarding federal income tax treatment under the Stock Plan.

Incentive Stock Options

   A participant who exercises an incentive stock option will not be taxed at the time he or she exercises his or her option or a portion thereof. Instead, the participant will be taxed at the time he or she sells the shares of Common Stock purchased pursuant to the incentive stock option. The participant will be taxed on the difference between the price he or she paid for the Common Stock and the amount for which he or she sells the Common Stock. If the participant does not sell the shares of Common Stock prior to two years from the date of grant of the incentive stock option and one year from the date the Common Stock is transferred to him or her, the gain will be capital gain and the Company will not get a corresponding deduction. If the participant sells the shares of Common Stock at a gain prior to that time, the difference between the amount the participant paid for the Common

Stock and the lesser o fair market value on the date of exercise or the amount for which the stock is sold will be taxed as a capital gain. If the participant sells the shares of Common Stock for less than the amount he or she paid for the stock prior to the one- or two-year period indicated, no amount will be taxed as ordinary income and the loss will be taxed as a capital loss. Exercise of an incentive stock option may subject a participant to, or increase a participant's liability for, the alternative minimum tax.

Non-qualified Options

   A participant will not recognize income upon the grant of a non-qualified option or at any time prior to the exercise of the option or a portion thereof. At the time the participant exercises a non-qualified option or portion thereof, he or she will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the Common Stock on the date the option is exercised over the price paid for the Common Stock, and the Company will then be entitled to a corresponding deduction.

   Depending upon the period shares of Common Stock are held after exercise, the sale or other taxable disposition of shares acquired through the exercise of a non-qualified option generally will result in a short- or long-term capital gain or loss equal to the difference between the amount realized on such disposition and the fair market value of such shares when the non-qualified option was exercised.

   Special rules apply to a participant who exercises a non-qualified option by paying the exercise price, in whole or in part, by the transfer of shares of Common Stock to the Company.

Other Stock Incentives

   A participant will not recognize income upon the grant of a stock appreciation right, dividend equivalent right, performance unit award or phantom share (the "Equity Incentives"). Generally, at the time a participant receives payment under any Equity Incentive, he or she will recognize compensation taxable as ordinary income in an amount equal to the cash or the fair market value of the Common Stock received, and the Company will then be entitled to a corresponding deduction.

   A participant will not be taxed upon the grant of a stock award if such award is not transferable by the participant or is subject to a "substantial risk of forfeiture," as defined in the Code. However, when the shares of Common Stock that are subject to the stock award are transferable by the participant and are no longer subject to a substantial risk of forfeiture, the participant will recognize compensation taxable as ordinary income in an amount equal to the fair market value of the stock subject to the stock award, less any amount paid for such stock, and the Company will then be entitled to a corresponding deduction. However, if a participant so elects at the time of receipt of a stock award, he or she may include the fair market value of the stock subject to the stock award, less any amount paid for such stock, in income at that time and the Company also will be entitled to a corresponding deduction at that time.

                              Stockholder Approval

   The Board of Directors seeks stockholder approval because such approval is required under the Code as a condition to incentive stock option treatment and will maximize the potential for deductions associated with any non-qualified options and stock appreciation rights granted under the Stock Plan.

   Approval of the Stock Plan requires the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock of the Company present, or represented and entitled to vote, at the Annual Meeting.

     The Board of Directors Recommends A Vote FOR Approval of Proposal 2.



                         INDEPENDENT PUBLIC ACCOUNTANTS
                         ------------------------------

     The Company has selected the accounting firm of Porter Keadle Moore LLP to serve as auditors for the Company for the current year. The firm of Porter Keadle Moore LLP has served as the Company's auditors since 1996. A representative of the firm is expected to be present at the meeting and will be given the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.


                                 OTHER MATTERS
                                 -------------

     The Board of Directors of the Company knows of no other matters that may be brought before the meeting. If, however, any matter other than the election of directors, or matters incidental thereto, should properly come before the meeting, votes will be cast pursuant to the proxies in accordance with the best judgment of the proxyholders.

     If you cannot be present in person, you are requested to complete, sign, date, and return the enclosed proxy promptly. An envelope has been provided for that purpose. No postage is required if mailed in the United States.


April 6, 1998

                                   APPENDIX A




                        DECATUR FIRST BANK GROUP, INC.
                           1998 STOCK INCENTIVE PLAN




             See Exhibit 10.4 of this Annual Report on Form 10-KSB.